WILLIAMS LAW GROUP, P.A.
                               2503 W. Gardner Ct.
                                 Tampa FL 33611
                               Phone: 813-831-9348
                                Fax: 813-832-5284
                         e-mail: wmslaw@tampabay.rr.com

June 12, 2006

Mr. Scott Anderegg
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Re:      Majestic Oil & Gas, Inc.
         Registration Statement on Form SB-2
         Amendment No. 4
         File No. 333-127813

Dear Mr. Anderegg:

We have enclosed the above Amendment.

Responses to your comment letter dated June 9, 2006 concerning Amendment 3 are as follows:

   1. As previously disclosed, we own a 25% interest, not a 75% interest as referenced in your letter. We have revised to clearly state that we, through our wholly-owned subsidiary, Grizzly Energy, Inc., own the 25% working interest. We have also added the requested additional disclosure concerning the terms of the transactions. These disclosures have been added in both the "Summary" and "Business" sections of the registration statement.
   2. We have included the language concerning penny stocks in the Offering section of the Summary.

We are also filing on EDGAR today a request for acceleration of the registration statement.

Thank you for your consideration.


                                            Sincerely,



                                            Michael T. Williams, Esq.